On June 20, 2009, Select Networking and Infrastructure Portfolio (Select Networking and Infrastructure), a series of Fidelity Select Portfolios, transferred all of its shares to Select Communications Equipment Portfolio (Select Communications Equipment), a series of Fidelity Select Portfolios, solely in exchange for shares of Select Communications Equipment and the assumption by Select Communications Equipment of Select Networking and Infrastructure's liabilities, and such shares of Select Communications Equipment were distributed constructively to shareholders of Select Networking and Infrastructure in complete liquidation and termination of Select Networking and Infrastructure. The transaction was approved by the Board on November 19, 2008 and by shareholders of Select Networking and Infrastructure on May 19, 2009.